

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2013

Via E-mail
Douglas Johns
Executive Vice President and General Counsel
Hexion U.S. Finance Corp.
180 East Broad Street
Columbus, OH 43215

> **Re: Hexion U.S. Finance Corp.**
> **Registration Statement on Form S-4**
> **Filed June 25, 2013**
> **File No. 333-189575**

Dear Mr. Johns:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the filing of the registration statement on EDGAR was made by Momentive Specialty Chemicals Inc. as primary issuer, even though Hexion U.S. Finance Corp. is the primary issuer of the securities, as indicated on the cover page of the registration statement. Going forward, please ensure that filings are made on behalf of the proper registrant.

Description of the Notes, page 150

Guarantees, page 166

2.   In paragraph (e) of the release provisions described on page 167, you disclose that the guarantee of a Restricted Subsidiary will be automatically released if such subsidiary "ceases to be a Subsidiary as a result of any foreclosure of any pledge or security

interest..." Please explain to us how this release provision is intended to operate and why it would not constitute an arrangement permitting the Restricted Subsidiary to opt out of its obligations while the exchange notes remain outstanding, rendering the guarantee no longer "full and unconditional" as required by the applicable provisions of Rule 3-10 of Regulation S-X. We may have additional comments following the review of your response.

Exhibit Index

3. Please file the consent of PricewaterhouseCooper as an exhibit with your next amendment. See Item 601(b)(23) of Regulation S-K. Separately list each counsel's consent as an exhibit in the exhibit index.

Exhibit 5.2

4. Please have counsel revise the last paragraph of its legal opinion to remove the limitation in the second line stating that the opinion "may not be relied upon by any other person without [counsel's] prior written consent" as inappropriate. For guidance, please see Section II.B.3.d of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director